Exhibit 4.7

Agreement, dated March 26, 2008, between Bezeq, The Israel Telecommunications Corp.
Limited and the Registrant
(English Summary of Agreement in Hebrew)

Date:	March 26, 2008

Parties:	Seller: Bezeq, The Israel Telecommunications Corp. ("Bezeq")
Purchaser: RRsat Global Communications Network Ltd. ("RRsat")

Purchased Assets:	Purchase of Bezeq's BezeqSat unit and 711 unit, including all transferable agreements, equipment, infrastructure and land and other rights related to the real property in Emek Ha'ela teleport.

Representations:	Bezeq - authorization, disclosure, financial statements, no adverse change, litigation, contracts, assets and title to assets, licenses and approvals, related party transactions, appraisal and reliance.

RRsat - authorization, due diligence, licenses and approvals, company status and reliance.

Purchase Price:	$15,000,000 plus VAT, of which $8,000,000 plus VAT related to real property.

Deposit of $3,000,000 plus VAT payable upon signing to be held in escrow until closing.

Amounts relating to real property purchase price to be held in escrow pending transfer of rights in real property in the name of RRsat.

Downward purchase price adjustments depending on percentage of BezeqSat customer contracts and percentage of 711 customer contracts assigned to RRsat and if a material decrease in 2008 revenues compared to 2007 revenues.

Covenants:	Bezeq - business maintenance, delivery of data, obtaining licenses, transfer of antennas, employees.

Joint covenants - obtaining licenses and approvals, hosting arrangement.

Closing Conditions:	Absence of legal limitation, approvals of Israel Lands Administration, Ministry of Defense,
Ministry of Communications and Antitrust Authority, no material adverse change, scheduled third party approvals, bring down of representations, approval of Bezeq's board of directors, approvals under certain Israeli laws and all other licenses required,

Indemnification:	Bezeq - indemnify for breach of representations and covenants, liabilities associated with operation of business prior to closing, excluded assets and liabilities, absence of licenses and approvals, subject to specified limitations.

RRsat - indemnify for liabilities associated with operation of business after the closing.

Non-compete:	Bezeq shall not compete with the acquired business for a period of three years from closing.

Governing Law:	Israeli law; Jurisdiction of Tel Aviv-Jaffa courts.

Annexes:	Annex A - Contract for the transfer of the real property.
Annex B - Hosting agreement.
Annex C - List of BezeqSat unit assets.
Annex D - List of 711 unit assets.
Annex E - Financial statements.
Annex F - List of BezeqSat customer contracts and 711 customer contracts.
Annex G - List of licenses and approvals.
Annex H - Schedule of exceptions.
Annex I - Building permits.
Annex J - Related party transactions.
Annex K - Appraisal of real property.
Annex L - List of employees.